Exhibit 4.47

Renewal Agreement of Loan Contract

(II)

No.: 2012 Year -Fang Zi- No. 81120811

Lender: China Merchants Bank Co., Ltd., Shanghai Dongfang Sub-branch

Principal: Chen Siqing

Borrower: Ku6 (Beijing) Information Technology Co., Ltd.

Legal Representative/ Principal: Li Shanyou

Guarantor:

Legal Representative/ Principal:

Or Guarantor (for individual):

ID No.:

Mortgagor/ Pledgor:

Legal Representative/ Principal:

Or Mortgagor/ Pledgor (for individual):

ID No.:

For reasons of operation, the Borrower is unable to repay the loan under the Loan Contract (No. 81120307) (hereinafter referred to as “Loan Contract”) within the period specified in the Renewal Agreement of Loan Contract (No. 81110901) (hereinafter referred to as “Renewal Agreement”), and needs to apply for another renewal of the loan. Upon verification, the Lender accepts the Borrower’s application. The Parties, through negotiation, conclude this Agreement as follows:

Article 1 Renewal Agreements

In relation to the RMB loan of Twenty Million Yuan (in words) borrowed by the

Borrower from the Lender pursuant to the Loan Contract, there are still Twenty Million Yuan (in words) outstanding as of the expiring date of the period specified in the Renewal Agreement, namely, August 10, 2012. Now, in accordance with the provisions hereof, the loan period is renewed for another time until February 10, 2013. The Borrower shall repay all the principal and interests on the maturity date of this renewal.

Article 2 The Loan Rate for the Renewal Period

2.1 In case of RMB loan, the benchmark rate for renewal period will be the RMB loan benchmark rate of the financial institutions applicable to the new period of the accumulated loan in effective, ☐ increased/ ☐ decreased by     % according to the actual renewal condition, or the loan rate is 6.71%.

The accumulated loan time means the total of the loan period under the Loan Contract, the renewal period provided in the Renewal Agreement and the renewal period specified in Article 1 of this Agreement.

2.2 In case of foreign exchange loan, the benchmark rate for renewal period will be     of ☐     month (s)/ ☐     day (s) of the same currency on the pricing date or one day or two days before the pricing date, increased by        base point (s) (Bps) according to the actual renewal, or the loan rate is     %.

2.3 Except as otherwise provided in this Article 2, other provisions of the Loan Contract in relation to loan rates remain applicable.

Article 3 Security Provisions

3.1 In the event that the loan is guaranteed, the Guarantor undertakes that it will continue to provide guarantee for such loan. The original irrevocable guarantee letter submitted to the Lender on DD/MM/YY remains valid, and the guarantee period will be changed into this renewal period plus two additional years. If the Guarantor is changed or additional Guarantor(s) is/are added, the new guarantor(s) shall issue a separate Irrevocable Guarantee Letter to the Lender.

3.2 In the event that the loan is secured by mortgage/ pledge, the Mortgagor/ Pledgor undertakes that it will continue to provide mortgage/ pledge using the assets          it owns or is entitled to dispose of. The original Mortgage/ Pledge Contract (No.      ) concluded with the Lender remains valid, and the registration or filing, notarization and insurance formalities of the mortgaged/ pledged assets shall be conducted for another time as required by the Lender. If the mortgaged/ pledged assets are changed or added, in relation to the replacement or newly added mortgaged/ pledged assets, the new mortgagor or pledgor shall enter into a separate Mortgage Contract/ Pledge Contract with the Lender and conduct the mortgage/ pledge formalities.

Article 4 Except for the renewal of the original loan period and the loan rate newly specified in this Agreement, the other provisions of the Loan Contract and the Renewal Agreement remain valid, with which the Borrower and the Lender agree to comply.

Article 5 Effectiveness Conditions of this Agreement

5.1 In the event that the loan is guaranteed, this Agreement becomes effective on the date when the legal representatives/ principals or authorized representatives of the Lender, the Borrower and the Guarantor sign/stamp and affix with their entity official stamps (or when the legal representatives/ principals or authorized representatives of the Lender and the Borrower sign/stamp and affix with their entity official stamps, and the Guarantor signs, in the event that the Guarantor is an individual), and expires when the principal and interest and relevant expenses hereunder are fully repaid.

5.2 In the event that the loan is secured by mortgage/ pledge, this Agreement becomes effective on the date when the legal representatives/ principals or authorized representatives of the Lender, the Borrower and the Mortgagor/ Pledgor sign/ stamp and affix with their entity official stamps (or when the legal representatives/ principals or authorized representatives of the Lender and the Borrower sign/stamp and affix with their entity official stamps, and the Mortgagor/ Pledgor signs, in the event that the Mortgagor/ Pledgor is an individual), and expires when the principal, interest and relevant expenses hereunder are fully repaid. If registration or filing of the mortgaged/ pledged assets is required according to relevant regulations, this Agreement will become effective after the preceding signature formalities and the registration or filing of the mortgaged/ pledged assets are completed.

Article 6 Miscellaneous

6.1 This Agreement is an integral part of the Loan Contract.

6.2 This Agreement is made in quadruplicate and each Party holds one copy. Both copies have the same legal force.

Each Party has fully negotiated with respect to all provisions of this Agreement. The bank has specifically reminded the other Parties of relevant provisions that exempt or limit the bank’s liabilities, that provide certain exclusive rights for the bank and that increase the other Parties’ liabilities or limit the other Parties’ rights, and has required the other Parties’ full and accurate understanding thereof. The bank has made corresponding explanation of the above provisions upon the other Parties’ request. The Parties hereto have a unanimous understanding of the provisions of this Agreement.

Lender:	(stamp)	[Seal]

Principal or Authorized Representative		[Seal]

Borrower:	(stamp)	[Seal]

Legal Representative/ Principal or Authorized Representative		[Seal]

Guarantor:	(stamp)

Legal Representative/ Principal or Authorized Representative

Guarantor (signature):	(sign this column when the Guarantor is an individual)

Mortgagor/ Pledgor:	(stamp)

Legal Representative/ Principal or Authorized Representative

Sign this column when the Mortgagor/ Pledgor is an individual

Mortgagor/ Pledgor (signature):	(Sign this column when the Mortgagor/ Pledgor is an individual)

Execution Date: August 11, 2012